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                                                FILED PURSUANT TO RULE 424(b)(5)
                                                      REGISTRATION NO. 333-79155


                                4,957,817 SHARES

                               GETTY IMAGES, INC.
                                  COMMON STOCK

                           -------------------------

     Certain of our stockholders are offering the shares of common stock. We will not receive any proceeds from the sale of the shares.

     Each of the selling stockholders may sell the shares of common stock from time to time on terms to be determined at the time of sale. To the extent required, the specific shares to be sold and the terms of the offering with respect to a particular sale will be set forth in an accompanying prospectus supplement. We have paid substantially all of the costs of this offering, estimated at $150,000.

     The selling stockholders and any broker-dealers, agents or underwriters that participate in the distribution of the common stock may be deemed to be underwriters under the Securities Act of 1933, as amended. Any commission received by them and any profit on the resale of the common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.


     Our common stock is quoted on The Nasdaq National Market under the symbol "GETY". On August 10, 1999, the reported last sale price for our common stock was $18 5/8 per share.


     See "Risk Factors", beginning on page 5, to read about factors you should consider before buying shares of the common stock.

                           -------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE COMMISSION HAS APPROVED OR DISAPPROVED OF ANYONE'S INVESTMENT IN THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE.

                           -------------------------


                THE DATE OF THIS PROSPECTUS IS AUGUST 17, 1999.

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     In this prospectus, references to "dollars" or "$" are to United States dollars and references to "pounds sterling" or "L" are to United Kingdom pounds sterling. This prospectus contains trademarks and registered trademarks of Getty Images and other companies.

                             AVAILABLE INFORMATION

     We are is subject to the informational requirements of the Exchange Act of 1934 and in accordance therewith files reports and other information with the Securities and Exchange Commission. The reports and other information filed by Getty Images with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the SEC located at 7 World Trade Center, Room 1300, 13th Floor, New York, NY 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. Copies of such material can also be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such reports and other information are also available at a website maintained by the SEC that contains reports, proxy and information statements and other information that registrants file electronically with the SEC. The address of such site is: http://www.sec.gov. In addition, such material may be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1935 K Street, N.W., Washington, D.C. 20006. Our common stock is quoted on The Nasdaq National Market under the symbol "GETY".

     We have filed with the SEC a Registration Statement on Form S-3, or the Registration Statement, under the Securities Act with respect to the offering of the securities made hereby. This prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to Getty Images and the Securities, reference is hereby made to the Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents have been filed with the SEC and are incorporated herein by reference:

     1. Getty Images, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1998;

     2. Getty Images, Inc.'s Quarterly Report on Form 10-Q for the three months ended March 31, 1999;

     3. Getty Images, Inc.'s Amendment No. 1 to the Quarterly Report on Form 10-Q/A for the three months ended March 31, 1999; and

     4. Getty Images, Inc.'s Current Report on Form 8-K filed January 13, 1999.

     All documents filed by Getty Images pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the filing of this Registration Statement of which this prospectus forms a part and prior to the date of the termination of the offering of the common stock offered hereby shall be deemed to be incorporated by reference into this prospectus and be a part hereof from the dates of filing of such documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in any other document subsequently filed with the SEC which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     We will furnish without charge to each person, including any beneficial owner, to whom this prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference herein). Requests should be directed to Getty Images, Inc., 2101 Fourth Avenue, Fifth Floor, Seattle, Washington 98121, Attention:
Suzanne L. Page (telephone: (206) 695-3400).

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                                    SUMMARY

     You should read the following summary together with the more detailed information about our company and our financial statements and the notes to those statements elsewhere in this prospectus. In addition, you should carefully consider the information set forth or referred to under the heading "Risk Factors." Unless otherwise indicated or the context otherwise requires, all references to "Getty Images" or "us" include Getty Images, Inc. and its direct and indirect subsidiaries.

                            BUSINESS OF GETTY IMAGES

     Getty Images (getty-images.com) is a leading global visual content provider offering products and services over its Web sites and through a diverse set of channels. We own or control content products across most major categories of the visual content industry. Through our e-commerce enabled Web sites and international network of wholly owned offices, agents and distributors, we are able to provide our customers access to image and footage products. Our visual content brands and businesses include Allsport (allsport.com), a leading provider of global sports photography; Energy Film Library (digital-energy.com), a leading provider of stock footage; Liaison Agency (liaisonphoto.com), a leading provider of North American news and reporting photography; Hulton Getty (hultongetty.com), one of the largest commercially available collections of archival photography; and Tony Stone Images (tonystone.com) and PhotoDisc (photodisc.com), leaders in contemporary stock photography and Eyewire, Inc. (eyewire.com). In addition, on May 4, 1999, we completed the acquisition of Art.com, Inc., an on-line seller of framed and unframed artwork and other art products. We have more than 30 million images and 15,000 hours of film footage, worldwide. In terms of revenue, we believe we are the largest provider of stock photography image products in the business-to-business market, both on the Web and through all distribution channels combined.

     Our customers today range from large corporations to small businesses and include advertising and design agencies, magazines, newspapers, broadcasters, production companies and traditional and new media publishers. We believe that the demand for visual communication and related products and services is growing as a result of an increase in the numbers of channels of communication, increasing reliance on moving and still imagery, and improvements in ease of use of and access to images. A key element of our strategy is to drive the migration of the visual content industry to the Web and to promote growth in the use of image products and services. Initiatives in these areas include seeking strategic partnerships directed at driving traffic to our existing and planned Web sites and potential alliances to develop the small office/home office, or business user, and consumer markets.

     Currently, we market and distribute our imagery products through a diverse and broad set of channels. We have e-commerce enabled Web sites, allsport.com, photodisc.com and tonystone.com, for our highest revenue generating brands. These Web sites allow our customers to shop for, purchase and receive our image products anywhere, anytime, and also provide value-added services to customers. In addition to our e-commerce properties, we have an international network of wholly owned offices, including offices in Seattle, London, Amsterdam, Barcelona, Brussels, Chicago, Copenhagen, Dubai, Hamburg, Hong Kong, Los Angeles, Melbourne, Munich, New York, Paris, Sao Paulo, Stockholm, Sydney, Tokyo, Toronto and Vienna and agents and distributors in more than 54 countries, which provide local, market specific support and services for both traditional and on-line customers as well as market intelligence and branding. We also promote our products through print and CD-ROM catalogs which are distributed widely to existing and potential customers and through print and Web advertising.

                              RECENT DEVELOPMENTS

     On August 5, 1999, Getty Images acquired all of the outstanding capital stock of EyeWire, Inc., a leading provider of royalty-free photography, video, audio, typefaces, software and other design resources to creative professionals and business users. Under the terms of the transaction, shareholders of EyeWire, Inc. will receive 1.85 million newly issued shares of Getty Images common stock.

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                                OFFICE LOCATION

     Our principal executive offices are located at 2401 Fourth Avenue, Fifth Floor, Seattle, WA 98121, and our telephone number at that address is (206) 695-3400.

                                  THE OFFERING

Common stock offered by
certain selling
  stockholders................   Up to 4,957,817 shares(1)

Common stock outstanding at
August 5, 1999................   36,920,672 shares(2)

Use of proceeds...............   We will not receive any proceeds from the
                                 issuance or resale of the shares of common stock by the selling stockholders

Nasdaq National Market
Symbol........................   "GETY"
---------------
(1) Shares of common stock being offered by certain persons, or their assigns, who received shares of common stock in consideration for the sale to us of businesses previously owned by such persons.

(2) Includes 1,850,000 shares of common stock issued to certain persons on August 5, 1999 in connection with our acquisition of EyeWire, Inc. Does not include, as of August 2, 1999, up to 7,179,100 shares of common stock issuable upon exercise of our stock options.

     4,252,271 shares of common stock were issued to certain persons and entities on May 4, 1999 in connection with our acquisition of Art.com.

                                  RISK FACTORS

     See "Risk Factors" for a discussion of certain factors that should be considered in evaluating an investment in the common stock offered hereby.

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                                  RISK FACTORS

     You should carefully consider the risks described below before making any investment decision. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties may impair our business operations. If any of the following risks actually occur, our business, financial condition and results of operations would likely suffer. In such case, the trading price of our common stock could decline, and you might lose all or part of your investment.

     This prospectus contains forward-looking statements based on our current expectations, assumptions, estimates and projections about our company and our industry. When used in this prospectus, the words "believes," "anticipates," "intends," "expects" and similar expressions are intended to identify such forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements as a result of certain factors, as more fully described in this section and elsewhere in this prospectus.

OUR FUTURE GROWTH WILL DEPEND IN LARGE MEASURE UPON GROWTH IN DEMAND FOR VISUAL CONTENT

     Our future growth and profitability will depend in large measure upon growth in demand for visual content. A visual content industry with identifiable categories and growth characteristics is a relatively recent development. The industry is fragmented across all categories and is experiencing significant structural and technological changes, including substantial consolidation. To the extent that the visual content industry, or any sector of that industry in which we operate or hope to operate, including the corporate, business user or consumer markets, does not develop as we anticipate, the value of our business or our results of operations or financial condition may be adversely affected.

WE MUST ADAPT TO RAPID TECHNOLOGICAL CHANGE IN OUR LINES OF BUSINESS

     Our success will depend, in part, upon our ability to adapt to new technological developments in the visual content and e-commerce industries and to develop new services and technology that address the needs of our customers and prospective customers on a cost-effective and timely basis. In response to technological changes, we have invested, and will continue to invest, in new technologies to keep pace with new developments, such as advances in e-commerce related technologies including search systems and other tools for customers using digital images and technologies used in producing digital images. We believe that market demand for images is rapidly shifting towards an e-commerce model, particularly in more developed markets. We will have to rely on third parties for a portion of the hardware, software and software tools that we will use in our businesses. These include tools that enable customers and potential customers, through our Web sites, to access, search and license images and other products and services, if developed by us. If our suppliers fail to upgrade or support these systems, our business, financial condition or results of operations could be adversely affected. There can be no assurance that we will successfully use new software and other technologies effectively or adapt our third-party technology and systems to customer requirements or emerging industry standards.

WE FACE SIGNIFICANT COMPETITION IN THE VISUAL CONTENT INDUSTRY

     The visual content industry is very competitive. We compete with a number of large and small visual content providers. Some of our competitors, such as The Image Bank (TIB), Visual Communications Group (VCG) and Corbis, may have access to greater financial, marketing and other resources than we do. We also compete locally with respect to certain content or products with a number of general and specialized content companies, many of which are well-established in their local, content or product specific markets. We compete indirectly with commissioned work in contemporary photography and footage areas. New entrants into the visual content industry could increase if technological advances make archiving, searching and digital delivery systems more affordable, which could result in lower average sales prices. There can be no assurance that we will be able to compete successfully against current or future competitors or that competitive pressures we face will not have a material adverse effect on our business, financial condition or results of operations.

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IF WE ARE UNABLE TO INTEGRATE ACQUIRED COMPANIES AND MANAGE GROWTH AND
EXPANSION, OUR BUSINESS COULD BE ADVERSELY AFFECTED

     Our company was formed by the acquisition of several companies that previously had operated independently. The process of coordinating and integrating these companies will require substantial attention from management and could cause the interruption of, or a loss of momentum in, the activities of any of the companies' businesses. We expect this process of integration will accelerate over time. If it does not, however, it could have a material adverse effect on the combined operations of these companies, at least in the near term. Additional acquisition-related factors that will adversely affect our reported operating results and will cause reported net income in future periods to be negative include:

     - significant goodwill amortization charges

     - one-time transaction costs and

     - other related one-time reorganization charges.

Following the acquisitions of PhotoDisc and Allsport, non-recurring integration and restructuring costs of $13.8 million were incurred during 1998 to integrate these businesses. There can be no guarantee that further integration of our existing and future businesses will not result in similar or greater integration and restructuring costs.

     In addition, our individual brands have grown rapidly in recent years. Our ability to compete effectively and to manage future growth will require us to monitor and upgrade our financial and management controls and to re-orient management of acquired businesses to our operating philosophy. In addition, we will need to develop and expand management information systems and to recruit and train personnel. If we are unable to manage our recent and future growth and expansion successfully, our financial condition and results of operations could be adversely affected.

RECENT ACQUISITIONS HAVE CREATED GOODWILL WHICH MUST BE AMORTIZED AND CHARGED AGAINST OUR EARNINGS

     The acquisitions of PhotoDisc and Allsport in February, 1998 generated approximately $242 million of goodwill and $51 million of other intangibles that will result in a substantial annual charge to be amortized against our earnings in future periods. The goodwill figure will increase following the acquisition of Art.com but will not be determined until after the amount of the contingent consideration is calculated on or around August 4, 1999. Our management considers that a period of twenty years is a reasonable period over which to amortize this goodwill and that the other intangibles should be amortized over one to three years. We could, however, be required to write-down the unamortized value of such goodwill in the future at an accelerated rate in the event that it suffers an impairment in value. Any future acquisition we do could generate goodwill and other intangibles that would result in similar charges to be amortized against our future earnings.

CERTAIN STOCKHOLDERS CAN EXERCISE SIGNIFICANT INFLUENCE OVER OUR BUSINESS AND AFFAIRS AND MAY HAVE INTERESTS DIFFERENT THAN YOURS

     Two groups of stockholders own substantial percentages of the outstanding shares of common stock and as a result are in a position to exert significant influence in the election of our directors and other corporate actions that require stockholder approval. The first group, the Getty Group, collectively owns approximately 24 percent of the outstanding shares of common stock as of August 5, 1999 and is comprised of the following persons and entities:

     - Getty Investments L.L.C., a Delaware limited liability company (or Getty Investments)

     - The October 1993 Trust (a trust established for the benefit of Mr. Mark Getty and members of his immediate family)

     - The JD Klein Family Settlement (a trust established for the benefit of Mr. Jonathan Klein and members of his immediate family)

     - Mr. Mark Getty and

     - Mr. Jonathan Klein.

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     The second group, the Torrance Group, collectively owns approximately 19 percent of the outstanding shares of common stock as of August 5, 1999 and is comprised of the following persons and entities:

     - PDI, L.L.C.

     - Mr. Mark Torrance

     - Ms. Wade Ballinger (Torrance) and

     - certain of their family members.

Pursuant to the Shareholders' Agreement among us, the Getty Group and the Torrance Group, none of the members of the Getty Group or the Torrance Group may transfer their shares of common stock except pursuant to the terms of that agreement. In addition to ownership of common stock, certain members of each of the Getty Group and the Torrance Group have management and director roles within our company that increase their influence over our company.

     In addition, each of these persons and entities listed below, who collectively owned approximately 11 percent of the outstanding shares of common stock as of August 5, 1999, acquired their shares of common stock in connection with our acquisition of Art.com on May 4, 1999, and, since each acquired his shares on the same date and in the same manner as the others, they may have similar interests, relating to the ownership and disposition of those shares, which may differ from yours:

     - Mr. William A. Leder

     - SoftBank Technology Ventures IV, L.P. and SoftBank Technology Advisors Fund, L.P.

     - Benchmark Capital Partners II, L.P., Benchmark Founders' Fund II, L.P., Benchmark Founders' Fund II-A, L.P. and Benchmark Members' Fund II, L.P.

     - Sandler Capital IV Partners, L.P. and Sandler Capital IV Fte. Partners, L.P.

     - Minotaur Partners, L.P.

     - Mr. Mitch Friedman

     - Mr. Douglas Kahn

     - First Portland Corporation and

     - certain of their family members.

     Certain of these individuals also have other rights and relationships with us.

WE DEPEND SIGNIFICANTLY UPON CERTAIN KEY PERSONNEL

     We believe that our performance depends, to a significant extent, upon the services of our senior management and other key personnel, including, in particular, Mr. Mark Getty, Executive Chairman, and Mr. Jonathan Klein, Chief Executive Officer. The loss of the services of either of Messrs. Getty or Klein could materially adversely affect our future prospects. Messrs. Getty and Klein are each parties to an Employment Agreement with us or our subsidiaries for a minimum period of three years commencing as of February 9, 1998.

     Our future success will also depend upon our ability to identify, attract, hire, train, retain and motivate highly skilled technical, managerial, new product development, editorial, merchandising, marketing and customer service personnel. Competition for such personnel is intense, and there can be no assurance that we will be able to successfully attract, hire, assimilate or retain sufficiently qualified personnel. The failure to retain and attract the necessary technical, managerial, new product development, editorial, merchandising, marketing and customer service personnel could have a material adverse effect on our business, financial condition or results of operations.

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AS AN E-COMMERCE BUSINESS, WE FACE UNIQUE RISKS RELATED TO SYSTEMS FAILURE AND
OBSOLESCENCE

     A key component of our strategy is the increased digitization of our products and their delivery via the Internet. As a result, a substantial portion of our revenues is and will continue to be dependent on customers' access to our Web sites. We have experienced occasional system interruptions that make our Web sites unavailable or prevent us from efficiently fulfilling orders, which may reduce the volume of images licensed and the attractiveness of our products and services. These interruptions will continue. We will need to add additional software and hardware and upgrade our systems and network infrastructure to accommodate increased traffic on our Web sites and increased sales volume. Without these upgrades, we would face additional system interruptions, slower response times, diminished customer service, impaired quality and speed of order fulfillment, and delays in our financial reporting. We cannot accurately project the rate or timing of any increases in traffic or sales volume on our Web sites and, therefore, the integration and timing of these upgrades are uncertain.

     We maintain substantially all of our computer and communications hardware necessary for servicing our Web customers at a single facility in Seattle, Washington. Our systems and operations could be damaged or interrupted by fire, flood, power loss, telecommunications failure, break-ins, earthquake and similar events. Computer viruses, physical or electronic break-ins and similar disruptions could cause system interruptions, delays and loss of critical data and could prevent us from providing services and accepting and fulfilling customer orders.

     Our future growth in sales and profitability will depend in part on the effectiveness of our use of the Internet and other on-line services as a medium of commerce. Technology in the on-line commerce industry changes rapidly. Customer functionality requirements and preferences also change. Competitors often introduce new products and services with new technologies. These changes and the emergence of new industry standards and practices could render our existing Web sites and related proprietary technology obsolete. To succeed, we must enhance Web site responsiveness, functionality and features, acquire and license leading technologies, enhance our existing services, develop new services and technology and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. There can be no assurance that we will be able to adapt quickly enough to changing customer requirements and industry standards.

CHANGES IN FOREIGN EXCHANGE RATES COULD ADVERSELY AFFECT THE RESULTS OF OUR NON-U.S. BASED OPERATIONS

     We publish our consolidated financial statements in U.S. dollars and conduct a portion of our business in currencies other than U.S. dollars, particularly the United Kingdom pound sterling, German mark, French franc and the Euro. As a result, we are exposed to changes in the value of currencies against the U.S. dollar. Fluctuations in the values of currencies against the U.S. dollar could affect the translation of the results of non-U.S. based operations into U.S. dollars for inclusion in our consolidated financial statements.

OUR RIGHT TO USE THE GETTY TRADEMARKS IS SUBJECT TO FORFEITURE

     Through our subsidiaries, we own trademarks and trademark applications in respect of the names Getty Communications and Hulton Getty, and derivatives thereof (including the name "Getty") and the related logo, collectively, the Getty Trademarks. In the event that we become controlled by a third party or parties not affiliated with the Getty family, Getty Investments has the right to call for an assignment to it, for a nominal sum, of all rights to the Getty Trademarks. Upon such assignment, we will have 12 months in which we will be permitted to continue to use the Getty Trademarks. After that, we will no longer be able to use them. Although our product brands currently are Allsport, Energy Film Library, Liaison Agency, Hulton Getty, PhotoDisc, Art.com and Tony Stone Images, "Getty" is used as a corporate identity for certain of our subsidiaries and our company. Hulton Getty is also a Getty Trademark. We plan to use "Getty" as a product or service brand in the future. There can be no assurance that the exercise by Getty Investments of its right to cause an assignment of the Getty Trademarks would not have a material adverse effect on our business, financial condition or results of operations. Further, there can be no assurance that the existence of the right of

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Getty Investments to cause such an assignment would not have a negative impact on the amount of consideration that a potential acquirer would be willing to pay to acquire our common stock.

WE WILL FACE SIGNIFICANT COMPETITION AND OTHER RISKS IN IMPLEMENTING OUR STRATEGIC ALLIANCE AND ACQUISITION STRATEGY

     Our strategy depends, in part, on our ability to drive customers to our Web sites and to encourage and take advantage of the growth of new markets. We believe that we are well positioned to accomplish both of these tasks and will seek strategic alliances and acquisitions to drive traffic and create new markets, products and services. The market for these types of alliances and acquisitions, particularly in areas related to e-commerce, is highly competitive and there can be no assurance that we will be successful in negotiating such alliances or acquisitions on favorable terms. There can also be no assurance that any such alliances or acquisitions will assist us in attaining our goals.

     Acquisitions also involve a number of other risks that could adversely affect our business, financial condition or results of operations. These include the diversion of management's attention, the assimilation of the operations and personnel of the acquired companies and the potential loss of key employees. No assurance can be given that we will be able to identify any suitable acquisition candidates or to make any acquisitions or that any acquisition we make will not adversely affect our business, financial condition and results of operations or that any such acquisition will enhance our business.

OUR CURRENT AND POTENTIAL FUTURE DEBT COULD CREATE FUTURE FINANCING AND PLANNING DIFFICULTIES

     On May 20, 1998, we completed the issue of $75 million convertible notes due 2003. These notes carry a coupon of 4.75 percent and are convertible into
2.6 million shares of our common stock at a conversion price of $28.51 per share, subject to adjustments in certain circumstances. The notes are generally unsecured subordinated obligations. We also borrow additional funds from time to time and may incur substantial additional debt in the future. Such indebtedness could:

     - make it difficult to make principal and interest payments on the convertible subordinated notes

     - make it difficult to obtain necessary financing for working capital, capital expenditures, debt service requirements and other purposes

     - limit our flexibility in planning for, or reacting to, changes in the business and competition and

     - make it more difficult to react in the event of an economic downturn.

OUR STOCK PRICE HAS BEEN VOLATILE AND FUTURE SALES OF SUBSTANTIAL NUMBERS OF OUR SHARES COULD HAVE AN ADVERSE EFFECT ON THE MARKET PRICE OF OUR SHARES

     There has been significant volatility in the market price of shares of our common stock. Trading prices may continue to fluctuate in response to a number of events and factors, such as:

     - quarterly variations in operating results and announcements of innovations

     - new products, services and strategic developments by us or our competitors

     - business combinations and investments by us or our competitors

     - changes in our revenues, expense levels, or profitability

     - changes in financial estimates and recommendations by securities analysts

     - performance by other visual content companies and

     - news reports relating to trends in the visual content, Internet or other product or service industries.

     Any of these events may cause the price of our shares to fall, which may adversely affect our business and financing opportunities. In addition, the stock market in general and the market prices for e-commerce companies in particular have experienced significant volatility that often has been unrelated to the operating
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performance of such companies. These broad market and industry fluctuations may adversely affect the trading price of our shares, regardless of our operating performance.

     In addition, sales, or the possibility of sales, of substantial numbers of shares of common stock in the public market could adversely affect prevailing market prices of shares of common stock. Certain of our stockholders have the right, pursuant to various registration rights agreements, to request that we register certain of their shares of common stock for resale under the Securities Act. In addition, our employees hold a significant number of options to purchase shares, many of which are presently exercisable. Many employees may exercise their options and sell shares shortly after such options become exercisable, particularly if they need to raise funds to pay for the exercise of such options or to satisfy tax liabilities that they may incur in connection with exercising their options.

YEAR 2000 PROBLEMS WITH THE PRODUCTS OR SYSTEMS OF OUR CRITICAL SUPPLIERS OR OTHER THIRD PARTIES COULD ADVERSELY AFFECT OUR BUSINESS

     We have developed a plan to modify our information technology and other systems to recognize the Year 2000 and have begun converting our critical data processing and other systems. We have completed a review of our significant suppliers and service providers to determine the extent to which our systems may be vulnerable if those third parties fail to address and correct their own Year 2000 issues. We cannot guarantee that the systems of suppliers or other companies on which we rely will be Year 2000 compliant. Their failure to convert their systems could disrupt our systems. In addition, the computer systems necessary to maintain the viability of the Internet or any of the Web sites that direct consumers to our on-line stores may not be Year 2000 compliant. Finally, computers used by our customers to access our on-line stores may not be Year 2000 compliant, delaying their purchases of our products. We are in the process of developing a formal contingency plan. We cannot guarantee that our systems will be Year 2000 compliant or that the Year 2000 problem will not adversely affect our business, which includes limiting or precluding customer purchases.

THE TRANSITION TO THE EURO WILL REQUIRE CHANGES IN OUR OPERATIONS AND SYSTEMS

     A new European currency was implemented in January 1999 to replace the separate currencies of eleven Western European countries. This is requiring changes in our operations as we modify systems and commercial arrangements to deal with the new currency. Modifications are necessary in operations such as payroll, benefits and pension systems, contracts with suppliers and customers and internal financial reporting systems. Although a three-year transition period is expected during which transactions may also be made in the old currency, this is requiring dual currency processes for our operations. We have identified the issues involved and are developing and implementing solutions. The cost of this effort is not expected to have a material effect on our business or results of operations. We cannot assure, however, that all problems will be foreseen and corrected or that no material disruption of our business will occur.

CERTAIN PROVISIONS OF OUR CORPORATE DOCUMENTS AND DELAWARE LAW MAY MAKE IT MORE DIFFICULT FOR US TO BE ACQUIRED

     Our board of directors has the authority, without stockholder approval, to issue up to 5,000,000 shares of preferred stock and to fix the rights, preferences, privileges and restrictions of such shares without any further vote or action by our stockholders. This authority, together with certain provisions of our amended and restated certificate of incorporation may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of our company. This effect could occur even if our stockholders consider such change in control to be in their best interests. In addition, the concentration of beneficial ownership of our common stock by the Getty Group and the Torrance Group and certain provisions of Delaware law may have the effect of delaying, deterring or preventing a hostile takeover of our company.

                                USE OF PROCEEDS

     We will not receive any of the net proceeds from the sale of the shares of common stock offered hereby, all of which proceeds will be received by the selling stockholders.

                              SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the common stock as of August 5, 1999, as reported to us by the applicable selling stockholder, the number of shares of which are being offered by each of the selling stockholders and the number and percentage of currently outstanding shares to be owned by each of the selling stockholders following this offering, assuming that all shares offered hereby are sold.

                                            SHARES OF                 SHARES OF               SHARES OF
                                          COMMON STOCK              COMMON STOCK             COMMON STOCK
                                       BENEFICIALLY OWNED            OFFERED FOR          BENEFICIALLY OWNED
                                        PRIOR TO OFFERING       STOCKHOLDER'S ACCOUNT     AFTER THE OFFERING
                                    -------------------------   ---------------------   ----------------------
     NAME OF BENEFICIAL OWNER        NUMBER     PERCENTAGE(1)          NUMBER           NUMBER   PERCENTAGE(1)
     ------------------------       ---------   -------------   ---------------------   ------   -------------
  William A. Lederer(2)             1,038,670        2.8              1,038,670           0              *
  SoftBank Technology Ventures IV,
     L.P.                             991,523        2.7                991,523           0              *
  Benchmark Capital Partners II,
     L.P.                             843,507        2.3                843,507           0              *
  Stephan M. Powell                   575,227        1.6                575,227           0              *
  Sandler Capital IV Partners,
     L.P.                             537,630        1.5                537,630           0              *
  Minotaur Partners, L.P.(3)          368,606        1.0                368,606           0              *
  Sandler Capital IV Fte.
     Partners, L.P.                   220,261          *                220,261           0              *
  Anthony Stone                       130,319          *                130,319           0              *
  Benchmark Founders' Fund II,
     L.P.                              99,871          *                 99,871           0              *
  Benchmark Founders' Fund II-A,
     L.P.                              52,972          *                 62,972           0              *
  Mitch Friedman                       25,263          *                 25,263           0              *
  SoftBank Technology Advisors
     Fund, L.P.                        18,998          *                 18,998           0              *
  Douglas Kahn                         18,947          *                 18,947           0              *
  Muriel Lederer, as Custodian         18,063          *                 18,063           0              *
  Benchmark Members' Fund II, L.P.     14,171          *                 14,751           0              *
  First Portland Corporation            3,789          *                  3,789           0              *
                                    ---------        ---              ---------           --
          Total                     4,957,817                         4,957,817           0
                                    =========        ===              =========           ==

---------------
 *  Less than 1%.

(1) Based on the number of shares outstanding on August 5, 1999.

(2) Excludes 368,606 shares of common stock owned by Minotaur Partners, L.P., of which William A. Lederer is the general partner.

(3) The registration rights pursuant to which the shares of common stock of Minotaur Partners, L.P. are being registered are transferable to the partners of Minotaur Partners, L.P. in certain circumstances.

     4,252,271 shares of common stock were issued to certain persons and entities on May 4, 1999 in connection with our acquisition of Art.com.

     William Lederer is the president of Art.com and the general partner of Minotaur Partners, L.P. Douglas Hahn is a financial consultant who helped Art.com raise approximately $11.5 million in venture capital funding. First Portland Corporation, doing business as FIRSTCORP, is an equipment lessor and, from time to time, has provided Art.com with a line of credit to purchase certain equipment. Robert C. Kagle of

Benchmark Capital Partners II, L.P., Benchmark Founders' Fund II, L.P., Benchmark Founders' Fund II-A, L.P. and Benchmark Members' Fund II, L.P. served as a director of Art.com. Muriel Lederer is custodian for the shares of common stock owned by Eric Lederer and Adam Lederer and served as a marketing consultant to Art.com from October 1997 to the present. Anthony Stone is a director of our company.

     Other than as set forth above or as a result of the sales of shares to us referred to above, none of the selling stockholders listed above has had any material relationship with us within the past three years. Stephen M. Powell is the managing director of Allsport and also heads our editorial division, Getty Press.

                              PLAN OF DISTRIBUTION

     The shares of common stock offered hereby by the selling stockholders may be sold from time to time to purchasers directly by any of the selling stockholders in one or more transactions at a fixed price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the holders of such securities or by agreement between such holders and underwriters or dealers who may receive fees of commissions in connection therewith.

     Any of the selling stockholders may from time to time offer shares of common stock beneficially owned by them through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the selling stockholders and the purchasers of the shares for whom they may act as agent. Each selling stockholder will be responsible for payment of commissions, concessions and discounts of underwriters, dealers or agents. The aggregate proceeds to the selling stockholders from the sale of the shares of common stock offered by them hereby will be the purchase price of such shares less discounts and commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time to reject, in whole or in part, any proposed purchase of shares to be made directly or through agents. We will not receive any of the proceeds from this offering. Alternatively, the selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time on any exchange on which the securities are listed on terms to be determined at the times of such sales. The selling stockholders may also make private sales directly or through a broker or brokers. Transactions through broker-dealers may including block trades in which brokers or dealers will attempt to sell the shares of common stock as agent but may position and resell the block as principal to facilitate the transaction, or one or more underwritten offerings on a firm commitment or best effort basis.

     From time to time, the selling stockholders may transfer, pledge, donate or assign shares of common stock to partners in the applicable selling stockholder, lender or others and each of such persons will be deemed to be a "selling stockholder" for purposes of this prospectus. The number of selling stockholders' shares beneficially owned by a selling stockholder who transfers, pledges, donates or assigns shares of common stock will decrease as and when they take such actions. The plan of distribution for selling stockholders' shares sold hereunder will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be selling stockholders hereunder.

     A selling stockholder may enter into hedging transactions with broker-dealers, and the broker-dealers may engage in short sales of the shares of common stock in the course of hedging the positions they assume with such selling stockholder, including, without limitation, in connection with distribution of the shares of common stock by such broker-dealers. In addition, the selling stockholders may, from time to time, sell short the shares of common stock, and in such instances, this prospectus may be delivered in connection with such short sales and the shares offered hereby may be used to cover such short sales. The selling stockholders may also enter into option or other transactions with broker-dealers that involve the delivery of the shares of common stock to the broker-dealers, who may then resell or otherwise transfer such shares. The selling stockholders may also loan or pledge the shares to a broker-dealer and the broker-dealer may sell the shares as loaned or upon a default may sell or otherwise transfer the pledge shares.

     The selling stockholders and any underwriters, dealers or agents that participate in the distribution of the shares of common stock offered hereby may be deemed to be underwriters within the meaning of the

Securities Act of 1933, as amended, and any discounts, commissions or concessions received by them and any provided pursuant to the sale of shares by them might be deemed to be underwriting discounts and commissions under the Securities Act.

     In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 145 of the Securities Act may be sold under Rule 144 or Rule 145 rather than pursuant to this prospectus. There is no assurance that any selling stockholder will sell any or all of the shares of common stock described herein, and any selling stockholder may transfer, devise or gift such securities by other means not described herein.

     To the extent required, the specific shares of common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part. We entered into a registration rights agreement in connection with the private placement of shares of our common stock which required us to register the selling stockholders' shares of our common stock under applicable federal and state securities laws. The registration rights agreement provides for cross-indemnification of the selling stockholders and Getty Images and their respective directors, officers and controlling persons against certain liabilities in connection with the offer and sale of the shares of our common stock, including liabilities under the Securities Act, and requires them to contribute to payments the parties may be required to make in respect thereof.

     We will pay substantially all of the expenses incurred by the selling stockholders and us incident to the offering and sale of the shares of common stock under this prospectus, excluding any underwriting discounts or commissions. See "Selling Stockholders."

                                 LEGAL MATTERS

     The validity of the shares of the common stock offered by this prospectus will be passed upon by Suzanne L. Page, Esq., Associate General Counsel to Getty Images.

                                    EXPERTS

     The consolidated balance sheets of Getty Images, Inc. and of its predecessor Getty Communications plc, at December 31, 1998 and December 31, 1997, respectively, and the consolidated statements of operations and cash flows of Getty Images, Inc. for the year ended December 31, 1998 and of Getty Communications plc for the years ended December 31, 1997 and 1996, appearing in our Annual Report on Form 10-K and incorporated by reference herein have been audited by PricewaterhouseCoopers, independent accountants, as stated in their report appearing therein given upon the authority of such firm as experts in accounting and auditing.

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY GETTY IMAGES OR THE SELLING STOCKHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE SPECIFICALLY OFFERED HEREBY OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS, NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THEIR RESPECTIVE DATES.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    2
Incorporation of Certain Documents by
  Reference...........................    2
Summary...............................    3
Risk Factors..........................    5
Use of Proceeds.......................   10
Selling Stockholders..................   11
Plan of Distribution..................   12
Legal Matters.........................   13
Experts...............................   13

                                4,957,817 SHARES

                               GETTY IMAGES, INC.

                                  COMMON STOCK
                            ------------------------
                                   PROSPECTUS
                            ------------------------
                                AUGUST 17, 1999